UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

____________________

MULTI PACKAGING SOLUTIONS INTERNATIONAL LIMITED

(Name of Issuer)

Common Shares, Par Value $1.00 Per Share

(Title of Class of Securities)

G6331W109

(CUSIP Number)

____________________

Robert B. McIntosh

Executive Vice President, General Counsel and Secretary

WestRock Company

501 South 5th Street

Richmond, Virginia 23219-0501

Telephone: (804) 444-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

____________________

Copy to:

Richard Hall

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

____________________

January 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G6331W109

1	NAMES OF REPORTING PERSONS WestRock Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 47-3335141
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,645,288
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,645,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%
14	TYPE OF REPORTING PERSON CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by WestRock Company that it is the beneficial owner of any of the common shares of Multi Packaging Solutions International Limited referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common shares, par value $1.00 per share (the “Issuer Common Shares”), of Multi Packaging Solutions International Limited, a Bermuda exempted company (the “Issuer”). The principal executive offices of the Issuer are located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

Item 2. Identity and Background

(a) The name of the person filing this statement is WestRock Company, a Delaware corporation (“WestRock”).

(b) The address of the principal office and principal business of WestRock is 501 South 5th Street, Richmond, Virginia 23219-0501.

(c) WestRock is a multinational provider of paper and packaging solutions for consumer and corrugated packaging markets. WestRock partners with its customers to provide differentiated paper and packaging solutions. WestRock’s team members support customers around the world from operating and business locations spanning North America, South America, Europe and Asia. WestRock also develops real estate in the Charleston, South Carolina region. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of WestRock’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling WestRock.

(d) During the last five years, neither WestRock nor, to WestRock’s knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither WestRock nor, to WestRock’s knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WestRock is a Delaware corporation. Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each of WestRock’s directors and executive officers.

Item 3. Source and Amount of Funds or Other Consideration

On January 23, 2017, WestRock, WRK Merger Sub Limited, a Bermuda exempted company and a wholly owned subsidiary of WestRock (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, subject to the satisfaction or waiver of specified conditions, the acquisition of 100% of the Issuer Common Shares by WestRock at a price of $18.00 per Issuer Common Share. Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of WestRock.

On January 23, 2017, concurrently with the execution of the Merger Agreement, WestRock entered into separate voting agreements (the “Voting Agreements”) with each of CEP III Chase S.à r.l. (“CEP III”) and Mustang Investment Holdings L.P. (“Mustang” and together with CEP III, the “Shareholders”), pursuant to which each Shareholder agreed to vote all of the Issuer Common Shares beneficially owned, in the aggregate, by such Shareholder (the “Subject Shares”) in favor of the approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and to vote against, among other things, alternative transactions, as described in more detail in Item 4 below. WestRock purchased no shares pursuant to the Voting Agreements and WestRock has made no payments, and will not make any payments, to the Shareholders in connection with the Voting Agreements.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction

(a)-(b)

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among WestRock and the Shareholders. The Voting Agreements were entered into as a condition to the willingness of WestRock to enter into the Merger Agreement. The terms of the Voting Agreements apply to the Subject Shares, which Subject Shares are further described in Item 5 below.

Merger Agreement

The Merger Agreement provides, among other things, for Merger Sub to be merged with and into the Issuer. The consummation of the Merger is subject to the approval of the Merger Agreement by the Issuer’s shareholders, which under applicable Bermuda law requires the affirmative vote of three-fourths of the outstanding Issuer Common Shares voting at the Issuer shareholder meeting. In addition, the Merger is subject to other customary closing conditions, including, among others, (i) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of required antitrust approvals in the European Union, China, Canada and Mexico and (iii) the absence of any applicable law, judgment, legal restraint, prohibition or binding order that prevents, makes illegal or prohibits the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct, subject to certain specified materiality qualifiers, and the other party having performed in all material respects its obligations under the Merger Agreement, in each case as set forth in the Merger Agreement.

A description of the Merger Agreement can be found in WestRock’s Current Report on Form 8-K filed with the SEC on January 24, 2017, which description is incorporated herein by reference in answer to this Item 4. The description of the Merger Agreement contained herein is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 1, and is incorporated herein by reference in answer to this Item 4.

Voting Agreements

Pursuant to the Voting Agreements, each Shareholder agreed, among other things, to vote (or cause to be voted) all of the Subject Shares held by such Shareholder (i) in favor of the Merger Agreement and in favor of the Merger and each of the other transactions contemplated by the Merger Agreement and (ii) against alternative transactions, in each case subject to the terms and conditions set forth in the Voting Agreements. Each Shareholder granted WestRock an irrevocable proxy to vote such Shareholder’s Subject Shares in the manner prescribed in the Voting Agreements.

The Shareholders also agreed, among other things and subject to certain exceptions, not to (i) transfer the Subject Shares or any rights to acquire any equity securities or equity interests of the Issuer, or enter into any contract relating thereto or (ii) deposit any Subject Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Shareholders under the Voting Agreements with respect to any Subject Shares.

Each Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effectiveness of the Merger in accordance with the terms of the Merger Agreement and (iii) the amendment of the Merger Agreement, without the consent of the relevant Shareholder, in a manner adverse to such Shareholder.

The description of the Voting Agreements contained herein is qualified in its entirety by reference to the Voting Agreements, which are attached hereto as Exhibits 2 and 3, and are incorporated herein by reference in answer to this Item 4.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of the surviving company in the Merger will be the directors of Merger Sub immediately prior to the Merger.

(e) Other than as a result of the Merger, not applicable.

(f) Other than as a result of the Merger, not applicable.

(g) Upon consummation of the Merger, the memorandum of association and bye-laws of Merger Sub shall be the memorandum of association and bye-laws of the surviving company.

(h)-(i) After the Merger, WestRock intends to cause the Issuer Common Shares to be delisted from the New York Stock Exchange and the Issuer Common Shares will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither WestRock nor, to WestRock’s knowledge, any person named on Schedule A, has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D (although WestRock reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer

(a) Other than the Subject Shares, neither WestRock nor, to WestRock’s knowledge, any of the persons named on Schedule A has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any securities of the Issuer. As a result of the Voting Agreements, WestRock may be deemed to be the beneficial owner of 44,645,288 Issuer Common Shares, which constitutes approximately 57.5% of the issued and outstanding Issuer Common Shares, based on the Issuer’s representation in the Merger Agreement that there were 77,695,438 Issuer Common Shares issued and outstanding as of the close of business on January 20, 2017. WestRock is not entitled to any rights as a shareholder of the Issuer as to the Subject Shares, except as expressly provided in the Voting Agreements, and disclaims all beneficial ownership of the Subject Shares.

(b) Pursuant to the Voting Agreements, WestRock may be deemed to have shared power to vote 44,645,288 Issuer Common Shares held by the Shareholders. Other than pursuant to the Voting Agreements, neither WestRock nor, to WestRock’s knowledge, any persons named on Schedule A, has the power to vote or direct the vote, or dispose of or direct the disposition of, the Issuer Common Shares.

(c) Other than the Voting Agreements, the Merger Agreement and the transactions contemplated thereby, neither WestRock nor, to WestRock’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Shares during the past 60 days.

(d) Other than the Shareholders, to WestRock’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among WestRock, or to WestRock’s knowledge, the other persons named in Item 2 or between WestRock, or to WestRock’s knowledge, the other persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated January 23, 2017, among WestRock Company, WRK Merger Sub Limited and Multi Packaging Solutions International Limited (incorporated by reference to Exhibit 2.5 of WestRock’s Current Report on Form 8-K, filed on January 24, 2017).

2	Voting Agreement, dated January 23, 2017, between WestRock Company and CEP III Chase S.à r.l. (incorporated by reference to Exhibit 2.7 of WestRock’s Current Report on Form 8-K, filed on January 24, 2017).

3	Voting Agreement, dated January 23, 2017, between WestRock Company and Mustang Investment Holdings L.P. (incorporated by reference to Exhibit 2.6 of WestRock’s Current Report on Form 8-K, filed on January 24, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTROCK COMPANY,

By:	/s/ Robert B. McIntosh
Name: Robert B. McIntosh
Title: Executive Vice President, General Counsel and Secretary

Dated: January 30, 2017

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated January 23, 2017, among WestRock Company, WRK Merger Sub Limited and Multi Packaging Solutions International Limited (incorporated by reference to Exhibit 2.5 of WestRock’s Current Report on Form 8-K, filed on January 24, 2017).

2	Voting Agreement, dated January 23, 2017, between WestRock Company and CEP III Chase S.à r.l. (incorporated by reference to Exhibit 2.7 of WestRock’s Current Report on Form 8-K, filed on January 24, 2017).

3	Voting Agreement, dated January 23, 2017, between WestRock Company and Mustang Investment Holdings L.P. (incorporated by reference to Exhibit 2.6 of WestRock’s Current Report on Form 8-K, filed on January 24, 2017).

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of WestRock. Except as indicated below, all directors and officers listed below are citizens of the United States. Except as indicated below, the present principal employer for each director and executive officer is WestRock, which has a business address of 501 South 5th Street, Richmond, Virginia 23219-0501.

Board of Directors of WestRock

Name	Present Principal Occupation or Employment

Timothy J. Bernlohr	Managing Member, TJB Management Consulting, LLC, 4 Aldans Way, Newtown, PA 18940.

J. Powell Brown	President and Chief Executive Officer, Brown & Brown, Inc., 220 S Ridgewood Ave #180, Daytona Beach, FL, 32114.

Michael E. Campbell	Director.

Terrell K. Crews	Director.

Russell M. Currey	President, Boxwood Capital, LLC, 971 Oakdale Road, Atlanta, GA 30307.

John A. Luke, Jr.	Non-Executive Chairman, WestRock Company.

Gracia C. Martore	President and Chief Executive Officer, TEGNA, Inc., 7950 Jones Branch Drive, McLean, VA 22107-0150.

James E. Nevels	Chairman, The Swarthmore Group, 1650 Arch St Suite 2100, Philadelphia, PA 19103.

Timothy H. Powers	Director.

Steven C. Voorhees	Chief Executive Officer, WestRock Company.

Bettina M. Whyte	President/Owner, Bettina Whyte Consultants, LLC, 545 West Sagebrush Drive, Jackson, WY 83001.

Alan D. Wilson	Chairman and Former Chief Executive Officer, McCormick & Company, Inc., 18 Loveton Circle, Sparks, MD 21152.

Executive Officers of WestRock

Name	Present Principal Occupation or Employment

Steven C. Voorhees	Chief Executive Officer and President.

Robert A. Feeser	President, Consumer Packaging.

Jeffrey W. Chalovich	President, Corrugated Packaging.

James B. Porter III	President, Business Development and Latin America.

Ward H. Dickson	Executive Vice President and Chief Financial Officer.

Robert B. McIntosh	Executive Vice President, General Counsel and Secretary.

Jennifer Graham-Johnson	Chief Human Resources Officer.

A. Stephen Meadows	Chief Accounting Officer.